UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 31, 2018

ANTERO MIDSTREAM GP LP

(Exact name of registrant as specified in its charter)

Delaware	001-38075	61-1748605
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1615 Wynkoop Street

Denver, Colorado 80202

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (303) 357-7310

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☒

Item 2.02                   Results of Operations and Financial Condition

On October 31, 2018, Antero Midstream GP LP (“AMGP”) and Antero Midstream Partners LP (“Antero Midstream”) issued a joint press release, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein, announcing the financial and operational results of AMGP and Antero Midstream for the quarter ended September 30, 2018. The press release contains certain non-GAAP financial information. The reconciliation of such information to GAAP financial measures is included in the release.

The information in this Current Report, including Exhibit 99.1, is being furnished pursuant to Item 2.02 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act unless specifically identified therein as being incorporated therein by reference.

Item 8.01      Other Events.

To the extent required by law, the information included in Item 2.02 of this Form 8-K is incorporated into this Item 8.01.

NO OFFER OR SOLICITATION

This Current Report relates to a proposed business combination transaction (the “Transaction”) between AMGP and Antero Midstream (the combined entity “New AM”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

AMGP, Antero Midstream, Antero Resources Corporation (“Antero Resources”) and the directors and executive officers of AMGP and Antero Midstream’s respective general partners and of Antero Resources may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding the executive officers and directors of AMGP’s general partner is contained in AMGP’s 2018 Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2018 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing AMGP’s website at http://www.anteromidstreamgp.com. Information regarding the directors and executive officers of Antero Midstream’s general partner is contained in Antero Midstream’s 2018 Annual Report on Form 10-K filed with the SEC on February 13, 2018, and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Antero Midstream’s website at http://www.anteromidstream.com. Information regarding the executive officers and directors of Antero Resources is contained in Antero Resources’ 2018 Annual Report on Form 10-K filed with the SEC on February 13, 2018 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Antero Resources’ website at http://www.anteroresources.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

FORWARD LOOKING STATEMENTS

This Current Report includes “forward-looking statements” within the meaning of federal securities laws.  Such forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond AMGP’s and Antero Midstream’s control.  All statements, other than historical facts included in this Current Report, are forward-looking statements.  All forward-looking statements speak only as of the date of this Current Report and are based upon a number of assumptions.  Without limiting the generality of the foregoing, forward-looking statements contained in this Current Report specifically include the timing of consummation of the Transaction, if at all, statements regarding the Transaction, the extent of the accretion, if any, to AMGP shareholders and Antero Midstream unitholders, that the Transaction will reduce AMGP’s tax payments from 2019 through 2022 and that

New AM does not expect to pay material cash taxes through at least 2024. Although AMGP and Antero Midstream each believe that the plans, intentions and expectations reflected in or suggested by the forward-looking statements are reasonable, there is no assurance that the assumptions underlying these forward-looking statements will be accurate or the plans, intentions or expectations expressed herein will be achieved.  For example, future acquisitions, dispositions or other strategic transactions may materially impact the forecasted or targeted results described in this Current Report.  Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such statements.  Nothing in this Current Report is intended to constitute guidance with respect to Antero Resources.

AMGP and Antero Midstream caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond AMGP’s and Antero Midstream’s control, incident to the gathering and processing and fresh water and waste water treatment businesses.  These risks include, but are not limited to, the expected timing and likelihood of completion of the Transaction, including the ability to obtain requisite regulatory, unitholder and shareholder approval and the satisfaction of the other conditions to the consummation of the Transaction, risks that the Transaction may not be consummated or the benefits contemplated therefrom may not be realized, the cost savings, tax benefits and any other synergies from the Transaction may not be fully realized or may take longer to realize than expected, Antero Resources’ expected future growth, Antero Resources’ ability to meet its drilling and development plan, commodity price volatility, ability to execute Antero Midstream’s business strategy, competition and government regulations, actions taken by third-party producers, operators, processors and transporters, inflation, environmental risks, drilling and completion and other operating risks, regulatory changes, the uncertainty inherent in projecting future rates of production, cash flow and access to capital, the timing of development expenditures, and the other risks described under “Risk Factors” in Antero Midstream’s Annual Report on Form 10-K for the year ended December 31, 2017.

Item 9.01.                Financial Statements and Exhibits

(d)         Exhibits.

Exhibit Number	Description
99.1	Antero Midstream GP LP and Antero Midstream Partners LP press release dated October 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANTERO MIDSTREAM GP LP

	By:	AMGP GP LLC,
its general partner

	By:	/s/ Glen C. Warren, Jr.
Glen C. Warren, Jr.
President and Secretary

Dated: October 31, 2018